FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ/MF): 47.508.411/0001-56

MINUTES OF THE FISCAL COUNCIL MEETING

HELD ON JULY 20, 2012

1                   DATE, TIME AND PLACE: On the twentieth day of July of 2012, at 09:00 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, nr. 3.142, at the capital of State of São Paulo.

2                   MEETING BOARD: Chairman: Fernando Maida Dall’Acqua; Secretary: Renata Catelan P. Rodrigues.

3                   CALL NOTICE AND ATTENDANCE: Fernando Maida Dall’Acqua, Mario Probst and Raimundo Lourenço Maria Christians. Also present the representatives of the Company’s Management and of the Company’s external auditors, Deloitte Touche Tohmatsu Auditores Independentes.

4                   AGENDA: Analysis and discussion of the Quarterly Information Form, the Management Report and the Independent Auditors’ Report related to the second quarter of 2012.

5                   RESOLUTIONS: Having commenced the meeting, the members of the Board examined the items in the agenda and resolved as follows:

(i) Analysis and discussion of the Quarterly Information Form, the Management Report and the Independent Auditors’ Report related to the second quarter of 2012: After extensive review and discussion about the Quarterly Information Form; Management Report and Independent Auditors' Report referred to the second quarter of 2012, the necessary clarifications and adjustments were made, the members of the Board recommended their submission, without reservations, to the Company’s Board of Directors for analysis and approval.

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APPROVAL AND SIGNING OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. Chairman – Fernando Maida Dall’Acqua, Secretary  – Renata Catelan P. Rodrigues; Board members: Fernando Maida Dall’Acqua, Mario Probst and Raimundo Lourenço Maria Christians. A summary of the minutes was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

São Paulo, July 20, 2012.

_________________________________ Renata Catelan P. Rodrigues Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 23, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.